SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2021
Commission File Number: 333-225606

ALTAGAS LTD.
(Translation of Registrant’s Name into English)

1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F ☐                    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 1.1 and 1.2 to this report on Form 6-K are hereby incorporated by reference into the registrant’s Registration Statement on Form F-10 (333-253122). The remaining exhibits to this report on Form 6-K are furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBIT INDEX

1.1    Management’s discussion and analysis and results of operations and financial condition of AltaGas for the three and six months ended June 30, 2021 and unaudited condensed interim consolidated financial statements of AltaGas and notes thereto as at and for the three and six months ended June 30, 2021 and 2020.

1.2    Earnings coverage ratio.

2.1    Certification of the CEO pursuant to NI 52-109.

2.2    Certification of the CEO pursuant to NI 52-109.

99.1    A copy of the registrant's News Release dated July 29, 2021.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTAGAS LTD.
Date: July 29, 2021

    By:      /s/ Brad Grant
        Name: Brad Grant
Title: Executive Vice President, Chief Legal Officer